Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

Important Disclaimer
Updated: 11 Sep 2019

Possible offer (the "Offer") by Hong Kong Exchanges and Clearing Limited (“HKEX”) for London Stock Exchange Group plc (“LSEG”)

ACCESS TO THIS AREA OF THE WEBSITE (“MICROSITE”) MAY BE RESTRICTED UNDER SECURITIES LAWS OR REGULATIONS IN CERTAIN JURISDICTIONS. THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION ON THIS AREA OF THE WEBSITE. THESE MATERIALS ARE NOT DIRECTED AT OR INTENDED TO BE ACCESSIBLE BY PERSONS RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION OR WOULD RESULT IN A REQUIREMENT TO COMPLY WITH CONSENT OR OTHER FORMALITY WHICH HKEX REGARDS AS UNDULY ONEROUS (A “RESTRICTED JURISDICTION”).

THIS MICROSITE CONTAINS ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (THE"INFORMATION") PUBLISHED BY HKEX AND/OR LSEG RELATING TO THE OFFER IN COMPLIANCE WITH THE CITY CODE ON TAKEOVERS AND MERGERS (THE"CODE"). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW.

Access to the Information

If you would like to view the Information contained in this Microsite, please read this notice carefully. This notice applies to all persons who view the Information contained in this part of the website and, depending on where you are located, may affect your rights or responsibilities. HKEX reserves the right to amend or update this notice at any time and you should, therefore, read it in full each time you visit this Microsite. In addition, the contents of this part of the website may be amended at any time, in whole or in part, at the sole discretion of HKEX.

To allow you to view information about the Offer, you must read this notice and then click "I ACCEPT". If you are unable to agree, you should click "I DECLINE" and you will not be able to view information about the Offer.

The Information contained in this Microsite does not constitute an offer to sell or otherwise dispose of or an invitation or solicitation of any offer to purchase or subscribe for any securities pursuant to the Offer or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer would be made solely by means of an offer or scheme document which would contain the full terms and conditions of such Offer, including details on how it may be accepted. Any decision made in relation to the Offer should be made solely and only on the basis of the information provided in any such document.

Overseas jurisdictions

This Information is not directed at or intended to be accessible by persons resident in any Restricted Jurisdiction.

Viewing the Information you are seeking to access may be restricted under securities laws in certain jurisdictions. All persons resident outside of the United Kingdom (the “UK”) who wish to view the Information contained in this Microsite must first satisfy themselves that they are not subject to any local requirements which prohibit or restrict them from doing so and should inform themselves about, and observe, any legal or regulatory requirements applicable in their jurisdiction.

YOU SHOULD NOT DOWNLOAD, MAIL, FORWARD, DISTRIBUTE, SEND OR SHARE THE INFORMATION OR DOCUMENTS CONTAINED ON THIS MICROSITE TO ANY PERSON. IN PARTICULAR, YOU SHOULD NOT MAIL, FORWARD, DISTRIBUTE OR SEND THE INFORMATION OR DOCUMENTS CONTAINED THEREIN TO ANY RESTRICTED JURISDICTION.

This Microsite contains Information that has been prepared for the purposes of complying with English law and the Code and the Information disclosed may not be the same as that which would have been disclosed if this Information had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. If you are not permitted to view the Information on this Microsite, or are in any doubt as to whether you are permitted to view the Information, please exit this Microsite.

Additional U.S. information

The Offer relates to the securities of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the United States. Any financial statements or other financial information included in this Microsite may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Offer, since HKEX and LSEG are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US holders of shares may not be able to sue HKEX and LSEG or their respective officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel HKEX and LSEG and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Offer may be implemented under a scheme of arrangement provided for under English company law (a “Scheme”). A transaction effected by means of a Scheme is not subject to the tender offer rules under the US Securities Exchange Act, as amended (the “US Exchange Act”), and is exempt from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”). If the Offer is effected by way of a Scheme, any HKEX securities to be issued pursuant to the Offer would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. In addition, securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities law of such state.

Alternatively, the Offer may be implemented by way of a takeover offer. If HKEX exercises its right to implement the Offer by way of a takeover offer, such offer will be made in compliance with all applicable US tender offer (including Rule 14E under the US Exchange Act) and securities laws and regulations, including exemptions provided under Rules 14d-1(c) or (d) under the US Exchange Act and exemptions from the registration requirements of the US Securities Act.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, HKEX or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, LSEG shares outside of the US, other than pursuant to the Offer, until the date on which the Offer and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, and will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Holders of LSEG securities are urged to read any documents related to the Offer filed, furnished or to be filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), if any, because they will contain important information regarding the Offer and any related offer of securities. Such documents will be available free of charge at the SEC's website at www.sec.gov. Nothing in this Microsite shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Offer.

Forward-Looking Statements

This part of the website and the Information contained in it may contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of HKEX and the HKEX Group (being HKEX and its subsidiaries and subsidiary undertakings) and LSEG and the LSEG Group (being LSEG and its subsidiaries and subsidiary undertakings) following the implementation of the Offer.

All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of HKEX and the HKEX Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on capital employed, production and prospects. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek", "should", "target", "will" and similar terms and phrases.

There are a number of factors that could affect the future operations of HKEX and the HKEX Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this Microsite.

All forward-looking statements contained in this Microsite are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in HKEX’s 2018 annual report (available on HKEX’s website). These factors also should be considered by the reader.

Each forward-looking statement speaks only as at the specified date of the relevant document within which the statement is contained. Neither HKEX nor any member of the HKEX Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Microsite.

Unless expressly stated otherwise, no statement contained or referred to in this Microsite is intended to be a profit forecast.

Responsibility

In relation to any Offer-related materials accessible on this area of the website please note any statement of responsibility contained therein.

The documents included in this Microsite issued or published by HKEX speak only at the specified date of the relevant document and HKEX has, and accepts, no responsibility or duty to update or revise such documents.

In relation to any document, announcement or information that is accessible on this Microsite, the only responsibility accepted by HKEX and its directors is for the correctness and fairness of its reproduction or presentation, unless a responsibility statement in any relevant document expressly provides otherwise.

Neither the directors of HKEX, nor HKEX, nor any of their affiliated companies, have reviewed, and no such person is or shall be responsible for or accepts any liability in respect of, any information contained on any other website which may be linked to or from this Microsite.

Other

If you are in any doubt about the contents of this Microsite or the action you should take, you should seek your own financial advice from an independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended) or, if you are located outside the UK, from an appropriately authorised independent financial adviser.

This notice shall be governed by and construed in accordance with English law.

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I have read and understood the notice set out above and I agree to be bound by its terms.

I am not (nor do I act on behalf of someone who is) resident in any country that renders the accessing of the materials on this website or parts of it illegal.

I will not print, download, or otherwise seek to copy, mail, forward, distribute or send any of the materials on this Microsite to any other person at any time.

I represent and warrant to HKEX that I intend to access this Microsite for information purposes only.

If you are not able to give these confirmations, you should click on I DECLINE below.

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The LSEG-HKEX Merger Proposal in Context

Updated: 11 Sep 2019

HKEX formally announced today its intention to merge with London Stock Exchange Group. We are early in the process so I can’t go into too much detail at this stage, but after many months of consideration we believe we have put forward a proposal that is ambitious, far-reaching, and could have a transformative effect on global financial markets.

Today’s announcement is also a significant milestone for Hong Kong. Our City has shown time and time again that it thrives when competing against the top financial centres in the world, moving from its historic role as a regional centre to a global hub. As China’s economic growth has accelerated, so too has Hong Kong’s role as a vital connector between East and West – and today’s announcement is the next major step on the path of connecting China and Asia with the world.

The details of today’s proposal I am certain will be the subject of much discussion and debate in the weeks ahead, so today I wanted to take a look at the big picture and give today’s announcement more context.

Why does a partnership between LSEG and HKEX make sense? How will it benefit the two companies?

LSEG and HKEX operate some of the most significant financial infrastructure in two of the world’s most important financial markets. Together, they will create a world-leading global exchange that spans Asia, Europe and the United States with a market value of more than US$70 billion. Together, they would provide an unprecedented market connectivity platform for global market participants, unleashing a new generation of opportunities on the world’s first truly global exchange.

As mentioned in our announcement, LSEG is one of the biggest exchanges in Europe, with businesses that are highly complementary to that of HKEX’s. The combination of the two groups will be a great match, creating a world-leading market infrastructure group with a global footprint that is diversified across asset class.

How will this impact global financial markets?

Alongside changes in regulation, M&A has played a key role in shaping the global financial market landscape. The successful execution of this deal would have a profound impact on international markets, bringing benefits to participants and investors from all over the world.

First, LSEG is one of the most well-known, highly respected and successful exchange groups in the world. Based in London, it is a global offshore centre for Eurodollars. Likewise, HKEX is one of the top Asian exchange groups based in Hong Kong, the world’s leading offshore market for Renminbi. A combination of two markets of this size and significance has never been done before and would create a globally-connected exchange group that serves as the leading international platform for financial assets denominated in US dollars, Euro and Renminbi.

Second, LSEG is the world leader in the clearing of fixed income and currency products, while HKEX operates world-leading equity, derivatives and IPO markets. Together, the combined entity would represent a fully vertically and horizontally integrated platform for all asset classes, serving global investors and international companies across time zones and continents.

Third, LSEG is the owner and operator of leading global settlement and clearing services. HKEX is the pioneer and leader of the Stock Connect and Bond Connect programmes that link global capital with the Chinese onshore market, providing a complete and seamless connection based on cross-border net settlement. These two institutions together would create the most important investment platform and risk management infrastructure for the free flow of global capital between the East and West.

Fourth, LSEG provides diversified and sophisticated financial services and products to the most valuable companies and investors in the most developed and prosperous markets in the West. HKEX’s home market is Asia, a vibrant part of the world that is characterised by rapid economic development, the leapfrogging of many established technologies, and the emergence of exciting new industries and companies. The combined group could provide the most comprehensive and international product and service offering to Asian investors, whilst also opening up Asia’s emerging economies, such as China, to provide unlimited long-term capital flows to fund the growth of developed capital markets in the West.

Lastly, LSEG owns a world-leading index business with strong data and analytics capabilities and an extensive and high-end distribution network. Data is also part of HKEX’s ambitions: we are currently looking at the development of a next generation digital asset trading platform. We intend to inject new energy and vigor into the global financial industry by leveraging the massive amounts of data generated from Asian countries and, in particular, the highly digitised economy of China.

What is the strategic significance for Hong Kong, Mainland China and the United Kingdom?

We firmly believe the partnership will strengthen ties between the UK and China, particularly in economic and trade terms. This is a net benefit for Hong Kong, Mainland China, and the United Kingdom

Hong Kong’s status as an international financial centre would be taken to another level, reinforcing the city’s importance to Mainland China and the global community and giving new energy and optimism to its role as a link between East and West.

China benefits from the deal by receiving additional international financial market support as the RMB internationalises and its capital markets become more open. This transaction could help provide new interconnections for stocks, bonds, indices and other financial products, which could be important channels that support China’s full use of the global financial infrastructure.

The transaction is also a vote of confidence in London and the United Kingdom’s future role as a global financial centre. It strengthens the City’s hand, ensures it will benefit from growth opportunities in Asia and that it plays a leading role in the RMB becoming a major global reserve currency in the future. This deal will inject optimism and excitement into London’s future.

Since it is such a natural fit, why have you not proposed an acquisition earlier?

Our Strategic Plan 2019-2021, has three major themes: China Anchored, Globally Connected, Technology Empowered. To achieve our goal of being a truly Globally Connected exchange, we considered our options and felt a merger with LSEG made the most sense.

In reality, there is seldom a perfect time to undertake a merger or acquisition – it’s a combination of timing, vision, opportunity and takes account of a whole host of variables. Given the current uncertainties in global geopolitics and economics, you could be forgiven for thinking that the time would not be now to make a major investment in a cross-border acquisition. However, this is a highly compelling transaction that stands up on its own, whatever the noise, and if we don’t try, then of course by definition we fail. Our experience acquiring the London Metal Exchange in 2012 reminds us that if we have a strong case and a clear vision, if we believe in the benefits, and if we have the courage of our convictions, then we should act.

Today is the beginning of an important journey. We are going to work hard with all of our partners in an effort to bring this transformative deal to life. We believe this is the right thing for our respective businesses, the right thing for our broad array of stakeholders, and the right thing for global markets.